

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Mike Zaman
Chief Executive Officer
Crown Equity Holdings, Inc.
11226 Pentland Downs Street
Las Vegas , NV 89141

> **Re: Crown Equity Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 25, 2023**
> **File No. 333-274682**

Dear Mike Zaman:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 25, 2023

Prospectus Cover Page, page 2

1. Disclose on the prospectus cover page that the issuance of the shares of common stock underlying the warrants also is being registered, and state the number of shares of common stock that the registered transaction covers.

Prospectus Summary, page 4

2. Please revise your disclosure here and in your Description of Securities to be Registered section on page 29 to add a description of the material terms of the warrants.

Item 16. Exhibits and Financial Statement Schedules, page 36

3. Please file the forms of warrants and any associated warrant agreements as exhibits to the registration statement. Refer to Item 601(b)(4) of Regulation S-K. If the warrants are

governed by any law other than the Nevada Revised Statutes, please revise Exhibit 5.1 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services